                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

- -------------------------------------------------------------------------------

                                    FORM 11-K

                    REPORT FOR THE TWELVE-MONTH PERIOD ENDED
                                DECEMBER 31, 1995

- -------------------------------------------------------------------------------


         For the twelve-month period ended December 31, 1995.
         Commission file number:  1-4188


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         RUBBERMAID COMMERCIAL PRODUCTS INC.
         ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Rubbermaid Incorporated
         1147 Akron Road
         Wooster, Ohio  44691-6000

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                     RUBBERMAID COMMERCIAL PRODUCTS INC.
                  ASSOCIATES' PROFIT SHARING RETIREMENT PLAN


Dated: 6/25/96                               /s/ Lillian R. Connor
      --------------                         ----------------------------

                                                                Exhibit 23

                          INDEPENDENT AUDITORS' CONSENT
                          -----------------------------



The Board of Directors
Rubbermaid Incorporated:

We consent to incorporation by reference in the registration statement (No. 33-57097) on Form S-8 of Rubbermaid Incorporated of our report dated June 14, 1996, relating to the statements of assets available for benefits of Rubbermaid Commercial Products Inc. Associates' Profit Sharing Retirement Plan as of December 31, 1995 and 1994, and the related statements of changes in assets available for benefits for the years ended December 31, 1995 and 1994, which report appears in the December 31, 1995 annual report on Form 11-K of Rubbermaid Incorporated.


KPMG Peat Marwick LLP






Cleveland, Ohio
June 25, 1996

RUBBERMAID COMMERCIAL PRODUCTS INC.
ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

Financial Statements

December 31, 1995 and 1994


(With Independent Auditors' Report Thereon)

                       RUBBERMAID COMMERCIAL PRODUCTS INC.
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN


                                Table of Contents
                                -----------------


Independent Auditors' Report

Statements of Assets Available for Benefits
    December 31, 1995 and 1994

Statements of Changes in Assets Available for Benefits
    Years ended December 31, 1995 and 1994

Notes to Financial Statements

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Plan Administrator of
Rubbermaid Commercial Products Inc.
   Associates' Profit Sharing Retirement Plan:

We have audited the accompanying statements of assets available for benefits of the Rubbermaid Commercial Products Inc. Associates' Profit Sharing Retirement Plan (Plan) as of December 31, 1995 and 1994, and the related statements of changes in assets available for benefits for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in assets available for benefits for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP




Cleveland, Ohio
June 14, 1996

                       RUBBERMAID COMMERCIAL PRODUCTS INC.
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                   Statements of Assets Available for Benefits

                           December 31, 1995 and 1994

                                                             1995           1994
                                                             ----           ----
Assets
   Plan interest in the investments of the Profit Sharing
     Retirement Trust for Rubbermaid Incorporated
     and Related Companies (notes 1 and 3)                  $     --     57,921,039
   Employer contribution receivable                               --      2,808,805
                                                            ----------   ----------

Assets available for benefits                               $     --     60,729,844
                                                            ==========   ==========


See accompanying notes to financial statements.

                       RUBBERMAID COMMERCIAL PRODUCTS INC.
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

             Statements of Changes in Assets Available for Benefits

                     Years ended December 31, 1995 and 1994



                                                              1995            1994
                                                              ----            ----

Additions
   Plan interest in investment income from the
     Profit Sharing Retirement Trust for Rubbermaid
     Incorporated and Related Companies (notes 1 and 3)   $  1,446,048      3,658,934

   Employer contributions                                         --        2,963,554
   Participant contributions                                   122,861           --

                  Total contributions                          122,861      2,963,554
                                                          ------------    -----------

                  Total additions                            1,568,909      6,622,488

Deductions
   Benefits paid to participants                              (702,365)    (1,512,380)
                                                          ------------    -----------

                  Net increase prior to plan transfers         866,544      5,110,108

Net transfers to other Rubbermaid Incorporated plans
   (note 1[d])                                             (61,596,388)    (6,190,843)
                                                          ------------    -----------

                  Net decrease                             (60,729,844)    (1,080,735)

Assets available for benefits
   Beginning of year                                        60,729,844     61,810,579
                                                          ------------    -----------

   End of year                                            $       --       60,729,844
                                                          ============    ===========


See accompanying notes to financial statements.

                       RUBBERMAID COMMERCIAL PRODUCTS INC.
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                          Notes to Financial Statements

                                December 31, 1995



(1)    Description of the Plan
       -----------------------

       The following brief description of the Rubbermaid Commercial Products Inc. Associates' Profit Sharing Retirement Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete information.

       (a)    General
              -------

              The Plan is a defined contribution plan covering associates of Rubbermaid Commercial Products Inc. (Company) at Winchester, Virginia. Participation in the Plan begins on the January 1 coincident with or following an associate's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Contributions
              -------------

              Prior to January 1, 1995, the Company contributed to the Plan the lesser of 25 percent of the Company's net profit as defined in the Plan document, or 15 percent of the aggregate eligible compensation of the participants. Participants receive 25 percent of their share of the Company's contribution in cash unless an election is made to deposit such amounts into their Plan account. Voluntary contributions by participants to the Plan were suspended effective January 1, 1987.

              For Plan years beginning on or after January 1, 1995, the Company contributes to the Plan a minimum of 3 percent of the aggregate eligible compensation of the participants, plus an additional amount (not to exceed 4.7 percent) of the aggregate eligible compensation of the participants, which varies with the level of Return on Net Assets which is achieved for the Plan year. Also, effective January 1, 1995, a 401(k) salary deferral feature was added to the Plan allowing participants to make pretax deferrals (to a maximum of 10 percent) of base salary or wages, and bonus compensation paid through the Improvement Sharing Plan.

              Pursuant to an amendment adopted during 1991, the Company's contribution for Highly Compensated participants (as defined by the Plan document) is calculated as an amount equal to an additional 5 percent of eligible compensation paid during the year plus 5 percent of the participant's eligible compensation exceeding the Social Security Wage Base for the Plan year.

       (c)    Participant Accounts
              --------------------
              Separate accounts are maintained for each participant. Contributions are invested, as instructed by the participants, in one or more of the available investments. Each participant's account is credited with the participant's contribution (for amounts contributed prior to January 1, 1987 and subsequent to December 31, 1994) and an allocation of the Company's contribution and Plan earnings. Allocations are based upon participant earnings, service, and/or account balances, as defined. Prior to the

                                                                     (Continued)

                       RUBBERMAID COMMERCIAL PRODUCTS INC.
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                          Notes to Financial Statements



              allocation of the salaried participants' share of the contribution, premiums for the Company's Group Salary Continuance Insurance Program are deducted. Forfeitures of terminated participants' nonvested accounts reduce the employer contribution.




       (d)    Transfers
              ---------

              The Plan investments are commingled with certain other Rubbermaid plans in a master trust. Prior to 1994, multiple participant accounts were maintained for participants who transferred to a Rubbermaid location covered under other Rubbermaid profit sharing plans participating in the same master trust plan. During 1994, the multiple accounts were combined for each participant resulting in transfers to other Rubbermaid profit sharing plans.

       (e)    Vesting
              -------

              Participants are immediately vested in the portion of their accounts attributable to associate voluntary contributions plus actual earnings thereon and contributions made pursuant to the 401(k) feature. Vesting in the remainder of their accounts is based upon years of service. A participant becomes fully vested after completing seven years of credited service. Upon death, disability retirement, or attainment of age 65, participants become fully vested.

       (f)    Investments
              -----------

              All investments are participant directed and the participants may elect to invest the employer contribution allocated to their account in the Plan in one or more of the four investment funds held by the Plan. Investment funds available are: (a) the Equity Index Fund, comprised primarily of common stocks or securities convertible into common stocks; (b) the Fixed Income Fund, comprised primarily of government debt securities and investment grade corporate debt securities the income or return from which is fixed; (c) the Stable Value Fund, comprised primarily of guaranteed principal and interest contracts with major financial institutions and insurance companies; and (d) the Stock Fund, comprised primarily of the common stock of Rubbermaid Incorporated.

              For investment purposes only, the investments held in the separate funds of the Plan are commingled with those of certain other Rubbermaid Inc. retirement plans having similar investment programs. Collectively, such funds comprise the Profit Sharing Retirement Trust for Rubbermaid Incorporated and Related Companies, a bank-administered master trust fund. Allocation of the master trust investments and income among plans is determined on the basis of the value of the participant accounts attributed to each plan.

       (g)    Payment of Benefits
              -------------------
              A participant is eligible to receive a distribution upon normal retirement at age 65, late retirement, total permanent disability, or death, either in a lump-sum cash payment



                                                                     (Continued)

                       RUBBERMAID COMMERCIAL PRODUCTS INC.
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                          Notes to Financial Statements


              equal to the value of his or her account, or periodic payments in such amounts as elected by the participant (subject to rules of the Plan). Upon resignation or discharge, the amount to be paid shall not exceed the participant's vested interest.

       (h)    Participant Loans
              -----------------

              Effective January 1, 1995, loans of up to 50 percent of the vested portion of the Participant's individual account may be obtained for qualified participants. The maximum loan permissible is the lesser of $50,000 or one-half of the participant's vested balance. For record keeping purposes, the outstanding principal balance of participant loans are maintained in a separate account.

(2)    Significant Accounting Policies
       -------------------------------

       (a)    Basis of Presentation
              ---------------------

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    Investment Valuation and Income Recognition
              -------------------------------------------

              The Plan's investments are stated at fair value except for the guaranteed principal and interest contracts included in the Stable Value Fund which are stated at contract value plus interest reinvested. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis.

       (c)    Administrative Expenses
              -----------------------

              All normal cost and expense of administering the Plan and Trust are paid by the Plan. Any cost resulting from a participant making a directed investment, or obtaining a loan may be borne by such participant or charged to the participant's individual account.

       (d)    Payment of Benefits
              -------------------

              Benefits are recorded when paid.
              -------------------------------

       (e)    Use of Estimates
              ----------------

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities at the date of the financial statements and the reported amounts of receipts and disbursements during the reporting period. Actual results could differ from those estimates.


                                                                     (Continued)

                       RUBBERMAID COMMERCIAL PRODUCTS INC.
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                          Notes to Financial Statements


(3)    Master Trust Financial Information
       ----------------------------------
       A summary of the master trust assets and the Plan's interest in the master trust assets as of December 31, 1995 and 1994, is as follows:

                                            1995                1994
                                     --------------------  -------------------
                                       Market  Percentage  Market   Percentage
                                        Value   Interest    Value    Interest
                                        -----   --------    -----    --------
Equity Fund                          $ 60,463,367   -   $ 44,440,896    7%
Fixed Income Fund                      12,730,483   -      9,799,829    9
Stable Value Fund                     307,186,961   -    291,504,586   18
Stock Fund                              6,975,972   -      9,066,298    7
Loan Fund                               9,185,087   -      4,406,468   25
                                     ------------       ------------
         Total master trust assets   $396,541,870   -   $359,218,077   16%
                                     ============       ============

       The Plan has investment contracts with Primco Capital Management (Primco). Primco maintains the contributions in a pooled account. The account is credited with actual earnings on the underlying investments and charged for Plan withdrawals and administration expenses charged by Primco. The contract is included in the financial statements at contract value, which approximates fair values. Contract value represents contributions made under the contract, plus earnings less Plan withdrawals and administrative expenses. The average yield and credited interest rate was 6.77 percent and 7.39 percent as of December 31, 1995 and 1994, respectively.

       A summary of master trust investment activity is as follows:

                                             Equity        Fixed Income    Stable Value       Loan         Stock
                                              Fund             Fund            Fund           Fund         Fund         Totals
Balance at December 31, 1993               $45,666,257       9,016,044     277,927,928     4,406,833          --      337,017,062

Employer contributions                       3,420,511       1,265,598      12,474,438          --           6,832     17,167,379
Net depreciation in fair value              (1,437,577)     (1,181,785)           --            --       (605,498)   (3,224,860)
Dividends                                    1,243,761         353,735            --            --         144,020      1,741,516
Interest                                        21,781         404,165      20,839,140       602,629         6,644     21,874,359
Benefit payments                            (1,562,145)       (443,513)    (12,261,228)     (172,193)     (226,568)   (14,665,647)
Transfers                                   (3,016,199)        372,562      (7,133,301)         (865)    9,777,803           --
Other                                          104,507          13,023        (342,391)     (429,936)      (36,935)      (691,732)
                                           -----------    ------------    ------------    ----------  ------------   ------------
Balance at December 31, 1994                44,440,896       9,799,829     291,504,586     4,406,468     9,066,298    359,218,077

Employer contributions                       3,460,500       1,499,364      12,017,685          --          65,509     17,043,058
Participant contributions                    1,134,258         406,586       2,948,499          --          66,013      4,555,356
Net appreciation (depreciation)
  in fair value                             16,877,310         837,182      13,850,807          --      (1,704,252)    29,861,047
Dividends                                      385,125       1,157,486            --            --         147,492      1,690,103
Interest                                       266,228           6,387       7,155,450       448,733         6,651      7,883,449
Loan repayments                                517,713         105,761       2,020,885    (2,648,772)        4,413           --
Benefit payments                            (3,154,863)       (705,710)    (19,225,676)      326,384      (450,083)   (23,209,948)
Loan disbursements                          (1,330,363)       (226,553)     (5,452,864)    7,213,380      (203,600)          --
Interfund                                      891,430         (90,191)     (1,405,559)         --         604,320           --
Transfers                                       84,846          (6,802)        817,084      (881,750)      (13,378)          --
Other                                       (3,109,713)        (52,856)      2,956,064       320,644      (613,411)      (499,272)
                                           -----------    ------------    ------------    ----------  ------------   ------------
Balance at December 31, 1995               $60,463,367      12,730,483     307,186,961     9,185,087     6,975,972    369,541,870
                                           ===========    ============    ============    ==========  ============   ============

                                                                     (Continued)

                       RUBBERMAID COMMERCIAL PRODUCTS INC.
                   ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                          Notes to Financial Statements




(4)    Plan Termination
       ----------------

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and the Trustee shall distribute the assets in accordance with the terms of the Plan and the trust agreement. The plan merger, as discussed in note 6, is not considered a termination of the Plan.

(5)    Tax Status
       ----------

       The Plan submitted a request for a determination letter in December 1994. In December 1995, the Plan received a favorable determination letter in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Subsequent to the submission, the Plan was merged with the Rubbermaid Incorporated Associates Profit Sharing Retirement Plan. A new application will be submitted in September 1996 with the Internal Revenue Service concerning the qualified status of the surviving plan. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6)    Plan Merger
       -----------

       As of March 31, 1995, and effective April 1, 1995, the Plan was merged with the Rubbermaid Incorporated Profit Sharing Plan into the Rubbermaid Incorporated Associates' Profit Sharing Retirement Plan. Simultaneously, a spin-off also occurred creating the Rubbermaid Incorporated - Collectively Bargained Associates' Profit Sharing Retirement Plan.